OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

August 14, 2008

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for the Periods Ended March 31, 2008 and June 30, 2008
SEC File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning, a Delaware corporation (the “Company”), I submit the Company’s response to the Staff’s comments contained in your letter dated July 31, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, SEC File No. 1-33100, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2008, May 7, 2008 and July 30, 2008, respectively. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

As applicable below, we have provided proposed revised text in italics as it would have looked in the filings referenced in your comments. We confirm that such

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

2.	For any credit facility or other financial instrument that requires Owens Corning or its subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are, and quantify what the ratios are as of the most recent date practicable. We note the risk factor disclosure here and in the March 31, 2008 10-Q that the credit agreement governing Owens Corning’s credit facilities and the indenture governing Owens Corning’s senior notes contain various covenants that impose significant operating and financial restrictions on Owens Corning and/or its subsidiaries.

Response:

The credit agreement applicable to our senior revolving credit facility and our senior term facility contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio, that are usual and customary for a senior unsecured credit agreement. These covenants were negotiated at a level designed to permit the Company to remain in full compliance, and we believe that the likelihood of default under these covenants is remote. Our use of the term “significant” in our risk factor was intended merely to provide an indication of the comprehensiveness of the operating and financial restrictions applicable under our credit facilities—i.e., that the restrictions are not insignificant. Consequently, we believe that quantification of our ratios is not material to an understanding of our financial condition or liquidity. In order to address your Comments 2, 17 and 18, we propose adding the following disclosure to the liquidity section of Management’s Discussion and Analysis in future filings:

The credit agreement applicable to our senior revolving credit facility and our senior term facility contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio, that are usual and customary for a senior unsecured credit agreement. We were in compliance with these covenants as of June 30, 2008. At June 30, 2008, we had $2.1 billion of short- and long-term debt and cash-on-hand of $121 million. As of June 30, 2008, we had a credit rating of BBB- with a negative outlook from Standard & Poor’s Ratings Services and a credit rating of Ba1 with a negative outlook from Moody’s Investors Service.

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

Items Affecting Comparability, page 32

3.	We note your statements that you do not find reported earnings from continuing operations before interest and taxes to be the most useful and transparent financial measure of your year-over-year operational performance, and you believe that adjustments to earnings from continuing operations before interest and taxes provide a more meaningful representation of your operational performance. You should not state a preference for a non-GAAP measure over a GAAP measure. Please revise here and elsewhere throughout the filing.

Response:

It was not our intention to state a preference for a non-GAAP measure over a GAAP measure, rather it was our intention to indicate for the benefit of the reader the methodology that we use and rely upon internally. In order to avoid misunderstanding, we propose including the following revised language in future filings which would replace the two paragraphs under “Items Affecting Comparability” on page 32 of the Form 10-K:

For purposes of internal review of the Company’s year-over-year operational performance, our management excludes from net earnings certain items it believes are not the result of current operations, and therefore affect comparability. Additionally, management views net precious metal lease (expense) income as a financing item included in net interest expense rather than as a product cost included in cost of sales. The adjusted financial measures resulting from these adjustments (including adjusted earnings from continuing operations before interest and taxes as described more fully below) are used internally by the Company for various purposes, including reporting results of operations to the Board of Directors of the Company, analysis of performance, and related employee compensation measures. Although management believes that these adjustments result in a measurement that provides it a useful representation of our operational performance, the adjusted measure should not be considered in isolation or as a substitute for net earnings as prepared in accordance with accounting principles generally accepted in the United States.

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

Executive Officers of Owens Corning (as of February 26, 2008), page 21; Directors, Executive Officers and Corporate Governance, page 59

4.	Describe briefly the business experience during the past five years of Messrs. Scott Deitz, Joseph C. High, William E. LeBaron, Ralph F. Hake, F. Philip Handy, David J. Lyon, Daniel K.K. Tseung, Joseph F. Neely, James J. McMonagle, and W. Howard Morris. For example, it is unclear when Mr. Scott was Vice President, Investor Relations for Stora Enso Oyj. See Item 401(e)(1) of Regulation S-K.

Response:

With respect to the business experience of Executive Officers of Owens Corning (including Messrs. Deitz, High and LeBaron), set forth on the list at pages 21-22 of the Form 10-K, it is the Company’s practice generally to describe business experience only during the 5 year period required by Rule 401(e)(1). As indicated in the introductory paragraph, “The name, age and business experience during the past five years ... are set forth below.” With respect to the individual officer’s descriptive paragraph, it is the Company’s disclosure style to indicate the date the officer’s current position occurred as well as the year in which prior positions (other than the earliest position in the 5 year period) began. With respect to the earliest position, the Company’s style is not to include a beginning date but, instead, to rely upon the beginning of the 5 year period. Consequently, for example, in the case of Mr. Scott Deitz, he began his position at Stora Enso Oyj sometime before the beginning of the 5 year period and remained in it until he joined Owens Corning in 2005. To clarify its presentation style, in future filings the Company will add the following sentence to the footnote appearing at the end of the Executive Officer list:

The last item listed for each individual represents the position held by such individual at the beginning of the five year period.

With respect to the business experience of Directors (the remaining individuals referenced in Comment 4), set forth at pages 60-62 of the Form 10-K, it is the Company’s disclosure practice generally to include more than 5 years of experience. While, in many cases, each Director’s current position has remained unchanged for the past 5 years, the Company notes that it has not consistently provided confirming information. In future filings, the Company will include sufficient information to allow confirmation of the chronology of business experience during the requisite 5 year period. For example, the first sentence of Mr. Hake’s description would be revised to read:

Ralph F. Hake, 59, formerly Chairman and Chief Executive Officer for the Maytag Corporation from 2001 to 2006.

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

Compensation Discussion and Analysis, page 65

Annual Incentive Plan, page 69

5.	Please identify and quantify all individual performance measures.

Response:

Individual performance is based on a discretionary holistic assessment of the executive’s overall individual performance. There are no standardized performance measures. However, some of the factors that may be considered in making this discretionary assessment are those examples described in the first paragraph under “The Elements of Our Compensation Program” on page 68 and in the second paragraph on page 71 of the Form 10-K.

To address your comment, we propose adding the following disclosure to the second paragraph on page 71 of the Form 10-K in future filings:

Individual performance is based on a discretionary holistic assessment of the Executive Officer’s overall performance. There are no definitive pre-identified criteria for the assessment of individual performance, but some of the factors considered are described herein.

6.	It is not clear what the “Threshold Funding, Target Funding and Maximum Funding” amounts represent and how they are used to determine the dollar amount of incentive compensation paid. It’s not clear if the funding amounts actually represent the performance target that must be met to receive incentive compensation or what payments are made based upon the three funding amounts. Please clarify.

Response:

Awards under the Company’s annual incentive plan (CIP) are determined based on a two stage process. First, the CIP funding pool available for awards is determined based upon the Company’s performance against annually set Threshold, Target and Maximum funding targets. CIP funding is at 0% for performance at or below Threshold, 100% for performance at Target, and 200% for performance at or above Maximum. Straight line interpolation is used to determine CIP funding between Threshold and Target performance and between Target and Maximum performance. This process is described in the third and fourth paragraphs on page 69 of the Form 10-K. Second, once the CIP funding is determined, the assessment of individual performance then determines an individual’s actual incentive award. As noted in our response to Comment 5, the assessment of individual performance is discretionary and not based on definitive pre-identified performance criteria. Based on assessment of an Executive Officer’s individual performance, his/her CIP award may range from 0% to 100% of his or her funded amount. The Compensation Committee utilizes

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

negative discretion in determining the actual awards. This process is described in the second paragraph on page 71 of the Form 10-K.

To clarify the nature of the two stage process, we propose revising the fourth paragraph on page 69 of the Form 10-K to read as follows in future filings:

Funding of the CIP can range, on the basis of Company performance, from Entry or Threshold Funding (zero CIP funding), to Target Funding (the target CIP funding established by the Committee), to Maximum Funding (two times the target CIP funding established by the Committee). Straight line interpolation is used to determine CIP funding between Threshold and Target funding, and between Target and Maximum funding. Following the determination of the Company’s performance and corresponding CIP funding level, an assessment of individual performance then determines an Executive Officer’s actual incentive award under the CIP, as described more fully below.

7.	Please distinguish between bonus and incentive compensation under the CIP. Disclose what bonus paid is based on, including why certain officers received a bonus and others didn’t but all received incentive compensation under the CIP.

Response:

The use of the term “bonus” in the Annual Incentive Plan section of the CD&A does not reference a separate bonus opportunity, but simply refers interchangeably to the incentive compensation under the CIP. To avoid confusion, future disclosures will replace the reference to “bonus” with the term “incentive compensation” in the discussion of the Annual Incentive Plan. As reflected in the Summary Compensation Table on page 76 of the Form 10-K, no officers received a bonus in 2007.

2007 Outstanding Equity Awards at Fiscal Year-End Table, page 81; 2007 Pension Benefits Table, page 82

8.	It is unclear to which column or columns of each of these tables footnote (5) relates. Please revise.

Response:

The footnote (5) on page 81 of the Form 10-K was included in error and will be deleted from future filings.

The footnote (5) on page 82 of the Form 10-K should be a footnote to the column entitled “Present Value of Accumulated Benefit as of 12/31/2007” and will be revised in future filings.

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

2007 Non-Employee Director Compensation, page 87

9.	We assume that footnote (2) next to the name of Mr. Daniel K.K. Tseung in the table is inadvertent. Please revise.

Response:

Correct. This reference was inadvertent and footnote (2) next to the name of Mr. Daniel K.K. Tseung in the table will be deleted in future filings.

10.	If Owens Corning has a lead director, so indicate. We note the disclosure in exhibit 10.32 that the lead director receives an additional retainer of $75,000.

Response:

In future filings, we propose adding the following as a new sentence in the text following the table on page 87 of the Form 10-K:

The Lead Independent Director receives an additional annual retainer in the amount of $75,000.

Compensation Committee Interlocks and Insider Participation, page 88; Certain Transactions with Related Persons, page 93; Review of Transactions with Related Persons, page 93; Director Independence, page 93

11.	Absent additional disclosure about the transactions, it is unclear what “certain relationships and transactions involving Landon Hilliard and James J. McMonagle” there were. See Item 404 of Regulation S-K and Release No. 34-5430A. Please advise and revise.

Response:

To the extent applicable, in future filings we will add paragraphs more fully describing the relevant relationships and transactions. In this particular instance, the paragraphs would have read:

Mr. Hilliard is a partner of Brown Brothers Harriman & Co. (“BBH”), a private banking firm. During 2006, BBH acted as one of the investment managers for the Fibreboard Settlement Trust, which held certain assets that were available to fund asbestos-related liabilities of Fibreboard Corporation (a former subsidiary of OCD) and was distributed pursuant to OCD’s plan of reorganization. During 2006, BBH was paid fees of approximately $843,000 from the Trust for these services. In addition, BBH served as the custodian

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

and investment advisor of certain escrow accounts funded by OCD’s excess insurance carriers. During 2006, BBH earned fees of approximately $146,000 for these services.

Mr. McMonagle served as the Future Claimants’ Representative from the Effective Date until June 20, 2007. In addition, he served as the Legal Representative for the class of future asbestos claimants appointed by the USBC in OCD’s Chapter 11 bankruptcy proceedings. In that capacity, Mr. McMonagle, who joined our Board of Directors in January 2007, received fees during 2006 of approximately $490,000. The New York Stock Exchange has confirmed to us that receipt of such fees should not be considered in evaluating Mr. McMonagle’s independence as a director of the Company.

Financial Statements

Note 1 – Business and Summary of Significant Accounting Policies, page 107

General

12.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the marketing and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as marketing and administrative expenses.

Response:

We will expand our significant accounting policy disclosures in future filings to include a discussion of the types of costs included in cost of sales and the types of costs included in marketing and administrative expenses. We propose including the following revised language in future filings which would replace the shipping and handling costs and marketing and advertising costs significant accounting policies on page 108 of the Form 10-K:

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

Cost of sales

Cost of sales includes material, labor and overhead costs associated with the manufacture and distribution of the Company’s products. Distribution costs include inbound freight costs; purchasing and receiving costs; inspection costs; warehousing cost; shipping and handling costs, which include costs incurred related to preparing, packaging, and shipping products to customers; and other costs of the Company’s distribution network. All shipping and handling costs billed to the customer are included as net sales in the Consolidated Statement of Earnings (Loss).

Marketing and Administrative Expenses

Marketing and administrative expenses include selling and administrative costs not directly associated with the manufacture and distribution of the Company’s products.

Included in marketing and administrative expenses are marketing and advertising costs, which are expensed the first time the advertisement takes place. Marketing and advertising costs include advertising, substantiated customer incentive programs, and marketing communications. Marketing and advertising expenses for the Successor year ended December 31, 2007, the Successor two months ended December 31, 2006, the Predecessor ten months ended October 31, 2006 and the Predecessor year ended December 31, 2005 were $118 million, $21 million, $93 million and $107 million, respectively.

Inventory Valuation, page 109

13.	We note that approximately half of your inventories are valued using the FIFO method and the balance of inventories is generally valued using the LIFO method. You should generally use one inventory method for similar types of inventories. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case of some of your inventory, please also disclose the foreign countries with similar inventory categories that you use the FIFO method in.

Response:

Substantially all inventories in the United States are accounted for under the LIFO method. Similar products outside of the United States are accounted for under the

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

FIFO method because the LIFO method is generally not permitted for statutory reporting in foreign locations. We will expand our discussion of our inventory valuation accounting policy in future filings to explain the use of different valuation methods. We propose including the following revised language in future filings which would replace the inventory valuation significant accounting policy on page 109 of the Form 10-K:

Inventory Valuation

Inventory costs include material, labor and manufacturing overhead. Inventories are stated at lower of cost or market value. Generally, cost is determined by the last-in, first-out (LIFO) method for the Company’s inventories in the United States because the Company believes it results in better matching of costs and revenues. Cost is determined by the first-in, first-out (FIFO) method for the Company’s inventories outside of the United States because LIFO is generally not permitted for statutory reporting in these locations. As of each of the Successor years ended December 31, 2007 and 2006, approximately half of the Company’s inventories are valued using the FIFO method and the balance of inventories is generally valued using the LIFO method.

Properties and Depreciation, page 110

14.	The range of useful lives for your machinery and equipment of two to twenty years is very broad. Please breakout the machinery and equipment category in the table to Note 5 into smaller components. Please disclose the range of useful lives for each revised category presented in Note 5. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response:

As a result of re-valuing and re-assigning useful lives to our property, plant and equipment in conjunction with our adoption of fresh-start accounting on November 1, 2006, the useful lives assigned to some of the Company’s machinery and equipment were less than the typical ranges due to the age and condition of the assets. The disclosure in our Form 10-K for the fiscal year ended December 31, 2007 depicted the full range of useful lives assigned to our depreciable property, plant and equipment beginning with those assigned as part of fresh-start accounting. This resulted in a broad range of useful lives for our machinery and equipment.

We will modify the disclosure of the useful lives of our machinery and equipment to provide information more useful to a financial statement user. We propose including

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

the following revised language in future filings which would replace the properties and depreciation significant accounting policy on page 110 of the Form 10-K:

Properties and Depreciation

Depreciation expense is calculated using the straight-line method. For the Successor year ended December 31, 2007, the Successor two months ended December 31, 2006, the Predecessor ten months ended October 31, 2006 and the Predecessor year ended December 31, 2005, depreciation expense was $310 million, $42 million, $199 million, and $222 million, respectively. The ranges of useful lives assigned to the major components of the Company’s depreciable property, plant and equipment are as follows:

Buildings and leasehold improvements	15 – 40 years
Machinery and equipment
Furnaces	4 – 10 years
Information systems	5 – 10 years
Equipment	2 – 20 years

As a result of our adoption of fresh-start accounting as of the Effective Date, the useful lives for some of the Company’s machinery and equipment are less than the useful lives that would be assigned to newly purchased or constructed assets.

Expenditures for normal maintenance and repairs are expensed as incurred.

Note 4 – Goodwill and Intangible Assets, page 118

15.	We note that your goodwill impairment test in 2007 resulted in no impairment. Please provide us with the analysis performed in accordance with paragraphs 19 and 20 of SFAS 142 supporting your conclusion that goodwill was not impaired as of December 31, 2007. Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption. Also, please tell us how you concluded that no triggering events occurred that would require an interim test during either the quarter ended March 31, 2008 or the quarter ended June 30, 2008.

Response:

The Company tests for goodwill impairment at the reporting unit level in accordance with paragraphs 19 and 20 of SFAS No. 142. Paragraph 19 of SFAS 142 requires the Company to complete a test that compares the current fair value of the reporting unit with its carrying amount, including goodwill. Our annual testing in 2007, performed effective October 1, 2007, resulted in the current fair value of each reporting unit

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

exceeding its carrying amount. Since no reporting unit’s carrying amount exceeded its current fair value, no further analysis was required.

In estimating the current fair value of each reporting unit, the Company utilized a discounted cash flow approach as no quoted market prices in active markets were available. Significant assumptions used in the discounted cash flow approach are the reporting units’ future cash flows, discount rate, projected income tax rate and the terminal business value. The future cash flows of the reporting units were based upon the 2007 through 2011 forecasted cash flows used in the communication of expected 2007 results, the 2008 operating plan and the 2009 to 2011 strategic plans to senior management and the Board of Directors. These future cash flows were used in estimating the current fair value of each reporting unit as they were the performance targets utilized by the Board and senior management in setting compensation thresholds and in evaluating operating performance. The discount rate utilized for the discounted cash flow analysis represented the Company’s current weighted average cost of capital as supported by an analysis prepared in conjunction with the Company’s change in capital structure and credit qualifications as a result of its emergence from bankruptcy. The projected income tax rate utilized for each reporting unit was the effective income tax rate expected for such unit based on its operations. The terminal business value was based upon the discount rate and 0% business growth after the end of the 2011 forecasted period. In this post-2011 period, the cash flows related to working capital requirements and capital spending are assumed to be equal to depreciation and amortization.

Based on the Company’s 2007 annual testing, each of the reporting units’ current fair values exceeded its carrying amount, including goodwill. Therefore there was no goodwill impairment as of December 31, 2007.

On an ongoing basis, we evaluate for events, such as current operating performance and short and long term market conditions of each reporting unit as well as those examples included in paragraph 28 of SFAS 142, which more likely than not reduce the fair value of the reporting unit below its carrying amount. If we conclude that such an event has occurred, we would perform interim goodwill impairment testing as required by SFAS 142. Based upon our evaluation, including review of the 2008 operating results, which indicated no change in the expected long-term operational performance of the reporting units, we concluded that no such events had occurred during the interim periods ended March 31, 2008 and June 30, 2008.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

General

16.	Please address the above comments in your interim filings as well, as applicable.

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

Response:

We will address the above comments in our interim filings, as applicable.

Risk Factors, page 51

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry, page 57

17.	State the amount of Owens Corning’s indebtedness as of the most recent date practicable.

Response:

See our response to Comment 2.

Downgrades of our credit ratings could adversely affect us, page 57

18.	State what Owens Corning’s credit rating is as of the most recent date practicable.

Response:

See our response to Comment 2.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

Accounting Branch Chief

August 14, 2008

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer
Mark W. Mayer
Vice President and Chief Accounting Officer